

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 15, 2009

Texas Petrochemicals Inc.
Attention: Charles Shaver, President and Chief Executive Officer
5151 San Felipe, Suite 800
Houston, TX 77056

Re: Texas Petrochemicals Inc.
       Form 10-12G
       Filed December 19, 2008
       File No. 000-53534

Dear Mr. Shaver:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

General

1.   We note your risk factor disclosure on page 11 concerning the seasonality of your C4 Processing business. Please tell us why you have not addressed the seasonality of this business in the "Business" section of the registration statement. Please see Item 101(c)(1)(v) of Regulation S-K.

2.   We note the disclosure in this section that you have "protected margins." Please explain in greater detail what you mean by this disclosure and the basis for it.

Our Business Strategy, page 3

3.   Please revise the bulleted paragraph about your strategy to grow your high margin HR-PIB business to explain what you mean by "high margin." In this regard, you may wish to provide comparative quantitative data about your margins.

Supplier Purchase Agreements, page 4

4.   We note the disclosure in the last paragraph. Please explain in greater detail the "force majeure declarations" and how they function. In addition, please explain the consequences of exercising these declarations. Finally, please disclose whether you continued to exercise the declarations in the first quarter of fiscal 2009 and whether you anticipate continuing to exercise the declarations during the remainder of fiscal 2009.

Patents and Licenses, page 10

5.   We note the disclosure regarding your research and development activities. Please tell us why you have not disclosed your research and development costs pursuant to Item 101(c)(1)(xi) of Regulation S-K.

Item 1A. Risk Factors, page 10

We have significant debt . . . ., page 14

6.   Please update the disclosure in this risk factor and throughout your filing as of a date reasonably close to the date on which you amend your registration statement. See General Instruction C to Form 10.

Item 2. Financial Information, page 17

Management's Discussion and Analysis . . . ., page 19

Overview, page 19

7.   Please expand your discussion of recent economic events to provide specific details on how the crisis is impacting your business, including how both supply and demand for your businesses have been affected, quantified details on how your operations have been affected since September 30, discussion of recent order activity, commodities prices, the expected or possible impact of idling production units at your Houston and Port Neches facilities, management's expectations for the effect of butadiene demand on your operations, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how this will impact your ability to meet your principal payments and

other contractual obligations. Discuss how these events could impact your current outstanding debt instruments and related covenant compliance, as well as your ability to obtain financing elsewhere.

8.   Please consider adding a discussion of gross margin to clarify the reasons for fluctuations between periods and how the formula-based index pricing works. For example, we note revenue for the C4 processing segment in the first quarter was 15% greater than the first quarter of the prior year, while cost of goods sold was only 14% greater. The gross margin for the C4 processing segment decreased in fiscal year 2008, as revenue increased 13% while cost of sales increased 15%. It is not clear from the discussion on pages 23-26 what the reasons for these changes are and how they relate to your formula-based index pricing, changes in raw materials, energy and other costs. In addition, while you mention the benefits of formula-based profit margins in several places throughout the filing, you do not provide an explanation of these sales arrangements in sufficient detail to allow an investor to understand their impact on your business. Also, it is not clear how the lower of cost or market charge is consistent with your disclosures regarding margin protection or whether future charges are expected or possible. Please provide a discussion of how the formula-based index pricing works. You state you have obtained these terms with "many" of your customers and suppliers, but the amount of revenue or margin earned under these contracts and the exact scope of protection is not clear. A broader discussion of your raw materials and energy costs and their relationship with your operating results may be useful in this context, including a sensitivity analysis of the impact of changes in the prices for oil and oil-related products and energy costs, for example, on your sales and margins.

General

9.   You disclose in your business section on page 3 that you are pursuing a number of initiatives, including new boilers at your Houston and Port Neches facility, a crude isobutylene facility and a deep water dock, which will reduce your operating cost and increase profitability. Please revise to discuss the nature of these initiatives, including when they began and when you anticipate completing them. Please revise MD&A to discuss the impact these initiatives have had on operations, including quantifying the costs incurred as well as any cost savings during each period. Finally, please revise your liquidity section to discuss any commitments you have made for these initiatives and how you plan to fund these commitments.

Adjusted EBITDA, page 22

10.   We have the following comments regarding your presentation of Adjusted EBITDA:

- Please tell us the specific reasons you believe the presentation of a performance measure eliminating stock based compensation and unrealized gains or losses on derivatives provides useful information to investors.

- Please explain why you believe loss on sale of assets is a non-recurring item.

- In addition to presenting Adjusted EBITDA as a performance measure, it appears you are also presenting it as a liquidity measure. Please clarify and explain the basis for excluding certain charges that appear to require cash settlement, such as reorganization expenses, debt conversion fees, and unrealized gains or losses on derivatives. Explain why you have not provided a reconciliation to cash flows from operations.

- Your lenders "use a variation of Adjusted EBITDA" to assess compliance with debt covenants. Explain how your measure differs from the measure in your covenants. Tell us why you are presenting Adjusted EBITDA as a liquidity measure instead of the actual measure used in your covenants. Explain how your presentation provides useful information regarding your ability to service the debt without a discussion of the specifics of the financial covenants, including the amount or limit required for compliance with the covenant and related information.

- Please provide disclosures regarding the limitations of Adjusted EBITDA, addressing each adjustment from net income or cash flows from operations.

Please refer to Item 10(e) of Regulation S-K and *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

First Quarter of Fiscal 2009 versus First Quarter 2008, page 22

11. Please revise to ensure that you have provided detailed information about the factors that contributed to overall increases in certain line items. For example, you disclose that SG&A decreased in the first quarter of 2009 compared to the same period in 2008 as a result of lower personnel-costs. Tell us why these specific costs decreased. Explain whether the number of employees decreased and if so, the underlying reasons.

12. Depreciation and amortization increased due to the start-up of the new Baytown plant and the new isobutylene processing unit. Revise to discuss the status of the Baytown plant, including a discussion in MD&A regarding the costs incurred to start this plant, whether or not the plant is operational and if so, how its operations have contributed to the Company's operations as a whole. Also ensure your liquidity section discusses and future costs required for this plant and if so, how you intend to fund theses costs.

13. Regarding the conviction of a former employee related to unauthorized freight payments, we note that you have recorded charges during each of the fiscal years presented. Please tell us and disclose, specifically what these charges are related to and whether or not these charges include legal fees associated with this case. Further disclose whether or not you anticipate further charges and if so please quantify these amounts.

14.   With regard to your lower of cost or market adjustment recorded in the first quarter of fiscal 2009, tell us what inventory products this related to and how you calculated this adjustment. As discussed in our comment on discussion of gross margins, you state you have margin protection for some products, as some products are valued based on the movement in certain indices while other products are based on formulas tied to the price you sell the product for. Expand the discussion here to address how the lower of cost or market charges arose, given the margin protection in your contracts. Ensure the revised disclosure provides a comprehensive discussion about this charge, including the related products, the events and circumstances surrounding the determination that a charge was needed for these particular inventories and whether or not you anticipate further charges in future periods.

Fiscal Year Ended June 30, 2008 versus fiscal year ended June 30, 2007, page 26

15.   Your results of operations discusses two or more factors that contributed to year over year changes in line items, however your discussion should quantify each of the factors. In this regard, you disclose that the operating expenses were impacted by higher plant maintenance and mechanical integrity cost, the cost of a major turnaround project at Port Neches and operating expenses of the Baytown plant. Further you discuss that SG&A was impacted by various items, however your discussion does not quantity the impact of these factors that contributed to the year over year changes. Refer to FRR No. 36 – 501.04 and revise discussion for all periods presented.

16.   Your operating expenses increased by 5% primarily as a result of a major turnaround project completed at Port Neches in early 2008. We note that you have changed your accounting for turnaround costs from the direct expense method to the deferral method where costs are deferred and recognized on a straight-line basis until the next major turnaround. If you are recognizing costs on a straight-line basis, please explain why the cost of this particular major turnaround impacted the current period more significantly than pervious periods, specifically addressing the nature of the turnaround and quantifying the costs.

Liquidity and Capital Resources, page 30

17.   Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. The requirements for excess availability of credit and a fixed charge coverage ratio appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Include the calculation of the leverage ratio in connection

with possible additional principal repayments under your term loan. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

18.   We note that during the year ended June 30, 2008 and the quarter ending September 30, 2008, you had a significant changes in your accounts receivable balance and an increasing trend in your inventory balance. Given the impact that receivables and inventories have on your liquidity, please revise your MD&A to explain the reasons for the significant changes and the variances in the corresponding turnover ratios. Further explain how the fluctuations in your accounts receivable balance has impacted your borrowing base and how you have considered the increasing trend in your inventory balance when accessing the need for future lower of cost or market charges.

19.   We note your customer concentration disclosures on page 6 that your top 5 customers comprised approximately 42% and 47% of your consolidated revenues for the year ended June 30, 2008 and 2007, respectively. Please provide a discussion within Liquidity and Capital Resources to discuss the effects of your customer concentrations on your liquidity, specifically if you lost one of your major customers. Refer to Financial Reporting Codification 501.03.a.

20.   Please disclose whether you are in compliance with the covenants and other restrictions in your loan facilities.

Contractual Obligations, page 33

21.   Please revise to include purchase commitments. In this regard, we note you have long-term purchase contracts for majority of your feedstock. Further ensure that you have quantified these contracts in your liquidity section and discuss how you plan to fund these purchase commitments. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K.

Critical Accounting Policies, page 33

22.   In future filings, please expand your discussion of critical accounting policies, specifically inventory costs and property, plant and equipment to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Also tell us how you determined that intangible assets, retirement benefits and plant turnaround costs are not critical accounting policies that require significant assumptions be made by management.

- Please tell us and disclose in your critical accounting policy section for property, plant and equipment, whether you performed a SFAS 144 impairment test on your long-lived assets. Considering the materiality of your long lived assets, the impact of the variations in your oil and oil-related products prices and the recent economic downturn that has resulted in lower of cost or market charges, it seems that these factors may have triggered an impairment test under SFAS 144. If you have performed a test, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets and explain how you determined intangible assets and other long-lived assets are recoverable in the current market environment.

- Please provide a critical accounting policy for your turnaround costs. This is a policy that because of certain assumptions regarding the cost and timing of scheduled maintenance events would significantly impact operations from one period to the next. Please ensure that your assumptions include the nature of the costs capitalized and amortization periods.

- Please disclose the assumptions surrounding the recoverability of your deferred tax assets.

- With regards to your retirement benefits policy, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.

- With regards to your intangible assets policy, please disclose how you determined that your technology license is an indefinite lived asset and how you assess your indefinite lived technology license for impairment.

Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Item 6. Executive Compensation, page 42

Compensation Discussion and Analysis, page 42

The Role of the Compensation Consultant, page 43

23.   We note that your compensation committee targeted the 50th percentile in the survey data it examined as a reference point with respect to base salary, total cash and total direct compensation for your executive officers. As this practice appears to constitute benchmarking, please disclose the information required by Item 402(b)(2)(xiv) of Regulation S-K.

24.   We note the disclosure in the last sentence. Please discuss the recommendations and how you have implemented the recommendations.

Base Salary, page 44

25.   Please expand your disclosure concerning the process your compensation committee used to set base salaries. In this regard, we note your disclosure on page 43 that the committee uses survey data as a reference point and considers "prevailing market conditions and the individual's experience and background, among other factors." You should disclose all of the material factors that the committee considers when it sets base salaries.

Annual Incentive Awards, page 44

26.   Please expand your disclosure concerning the departmental and individual objectives used to determine annual incentive awards. For example, you may wish to address the character of the objectives, the extent to which they were quantifiable and the extent to which determining whether they were satisfied entailed a subjective determination. In this regard, we note for example, that some of the executive officers achieved 100% of their departmental and individual objectives while others achieved only 90%. You should clarify why these different results occurred.

Summary Compensation Table, page 51

27.   Please add the footnote disclosure required by the instructions to Item 402(c)(2)(v) and (vi).

Director Compensation, page 56

28.   Please add the footnote disclosure required by the instructions to Item 402(k)(2)(iii) and (iv).

Item 7. Certain Relationships . . . ., page 56

29.   Please tell us what consideration you have given to providing the disclosures required by Item 404(c) of Regulation S-K. In this regard we note your disclosure on pages 3 and 4 of the registration statement concerning your formation in 2004 and your acquisition of TP LP in connection with that company's bankruptcy proceeding.

Item 8. Legal Proceedings, page 57

30.   Please disclose the amount of the monetary damages sought by the plaintiffs in the MTBE lawsuits. Please see Item 103 of Regulation S-K.

Item 9. Market Price . . . ., page 58

31.   Please tell us what consideration you have given to providing the disclosures required by Item 201(a)(2) of Regulation S-K. In this regard we note your disclosure on page 58 that the PinkSheets market is extremely limited.

Item 11. Description of Registrant's Securities to be Registered, page 62

General Background, page 62

32.   We note the statement in the first paragraph that you have summarized "selected" provisions of your charter documents. Please be advised that you must provide a summary of the "material" terms of these documents. Please revise accordingly.

Item 15. Financial Statements and Exhibits, page 65

33.   Please tell us what consideration you have given to filing your long-term purchase contracts as exhibits to the registration statement. In doing so, please address whether you consider these agreement to be material contracts.

Consolidated Financial Statements, page F-1

34.   We note your June 2006 acquisition of Huntsman's Port Neche facility, which required an additional contingent payment of $70 million during 2008. Considering the material impact this acquisition had on your operations and business as a whole, please revise to provide a footnote discussing the acquisition, including what was acquired, the consideration given and the terms of any contingent payments. To the extent you may have to make any additional contingent payments to Huntsman, please disclose this in the footnote and in your liquidity section, specifically addressing how you intend to fund any additional contingent payments.

Note 3. Significant Accounting Policies

Revenue Recognition, page F-7

35.   Your policy states that any amounts invoiced prior to transfer of title and risk of loss are deferred on the balance sheet. In this regard your deferred balance increased to $8.6 million from $225,000 during 2008. Please explain the circumstances surrounding a transaction that is billed but has not been delivered, including the timing of when you invoice, the usual timeframe between invoicing and shipping and whether or not these products are still included in inventory. Additionally tell us and disclose why the balance significantly increased during 2008 and the impact these type of transactions have on operations and liquidity, if any.

Note 11 – Commitments and Contingencies, page F-33

36.   With regard to legal matters, MTBE developments, and environmental matters, please revise to clarify whether you believe there is a reasonable possibility that a loss exceeding amounts already recognized may be material, or whether the possibility is remote. Refer to SFAS 5 and Question 2 of SAB Topic 5:Y for guidance.

Note 12 – Employee Benefits, page F-37

37.   As of June 30, 2008 you have $6.5 million of total unrecognized compensation cost recognized for restricted stock and stock options. Please clarify where you have recorded this unrecognized compensation cost in your financial statements.

38.   Please tell us and disclose whether or not you adopted SFAS 158. Please revise to include the disclosures required by paragraphs 7, 20 and 21 of SFAS 158.

Huntsman Butadiene/MTBE Business Financial Statements, page F-43

39.   You have provided financial statements of Huntsman Butadiene/MTBE Business for the years ended December 31, 2005, 2004 and 2003. Tell us what consideration was given to providing interim financial statements for the period ending March 31, 2006, as required in Rule 3-05 of Regulation S-X.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha, staff accountant, at (202) 551-3854 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, staff attorney, at (202) 551-3338 or Andrew Schoeffler, staff attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Ray Waters, Esq. (Via Facsimile 713-626-3650)